August 8, 2005


Via Edgar - Correspondence and Facsimile
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
Attention: Barbara C. Jacobs


     Re:  ION Networks, Inc.
          Registration Statement on Form SB-2 (File No. 333-124274)
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Ladies and Gentlemen:

     ION Networks, Inc. (the "Registrant") in connection with its request for acceleration hereby acknowledges that:

          o Should the Commission or the staff, action pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Very truly yours,

                                              ION NETWORKS, INC.


                                              By: /s/ Patrick Delaney
                                                  ------------------------------
                                                  Name:  Patrick Delaney
                                                  Title: Chief Financial Officer